Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change April 29, 2008
Item 3	News Release The news release dated April 29, 2008 was disseminated through Marketwire’s Canadian Investment Network.
Item 4

Summary of Material Change

Canplats Resources Corporation announced the results of seven additional reverse circulation drill holes from the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated April 29, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 29th day of April, 2008.

April 29, 2008	TSX Venture Symbol: CPQ

CAMINO ROJO DRILLING CONTINUES TO INTERSECT STRONG
GOLD-SILVER-LEAD-ZINC MINERALIZATION

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce the results of seven additional reverse circulation drill holes from the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

Significant results include:

•
Reverse circulation drill holes CR-34, CR-35, CR-36, and CR-38, which were drilled at 50 meter intervals along section 244,300E, returned strong mineralization in all holes, including 248 meters averaging 1.46 grams gold per tonne, 9.64 grams silver per tonne, 0.21% lead, and 0.26% zinc in drill hole CR-38.

•	Reverse circulation drill hole CR-39, located on section 244,400E, returned 224 meters averaging 1.50 grams gold per tonne, 24.45 grams silver per tonne, 0.57% lead, and 0.53% zinc.

Hole No.	From (meters)	To (meters)	Interval(ii) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CR-33(i)	0	288	288	0.39	12.45	0.13	0.32
CR-34(i)	0	300	300	0.97	8.07	0.32	0.39
incl.	94	232	138	1.18	21.08	0.29	0.41
CR-35(i)	0	300	300	0.75	15.81	0.33	0.37
incl.	134	228	94	1.14	22.94	0.29	0.41
CR-36(i)	0	300	300	0.88	10.68	0.32	0.29
incl.	12	202	190	1.14	12.75	0.42	0.31
CR-37(i)	0	256	256	0.49	10.09	0.20	0.38
incl.	174	256	82	0.81	12.38	0.20	0.55
CR-38	0	248	248	1.46	9.64	0.21	0.26
incl.	0	116	116	2.58	11.48	0.32	0.32
CR-39(i)	0	224	224	1.50	24.45	0.57	0.53
incl.	92	224	132	2.20	33.41	0.69	0.62

(i)   Hole ended in mineralization
(ii) True width to be determined

Maps and cross-sections will be available at Canplats’ Web site: www.canplats.com.

Initial drilling has now commenced to test IP/chargeability anomalies extending from the Represa Zone to the Don Julio Zone, 1,000 meters to the southwest.  This drilling will follow-up encouraging results from previously-announced drill hole CR-32, which extended the western margin of the known Represa Zone mineralization (see news release dated April 10, 2008).

Four drill rigs are currently in operation at the Camino Rojo project; two reverse circulation drills are focused on extending and delineating the oxide mineralization, while two diamond drills are targeting mineralization at depth.  The Camino Rojo project is wholly-owned by Canplats Resources and is located in an area of excellent infrastructure, 50 kilometers to the southeast of Goldcorp’s Penasquito mine.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101 responsible for the Camino Rojo exploration program and has verified the data in the table above. All samples were submitted for preparation in Guadalajara, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.